Exhibit 4.3

                                 DECORIZE, INC.
                                1938 East Phelps
                           Springfield, Missouri 65802
                                 (417) 879-3326


                                January 12, 2005


SRC Holdings Corporation
3140 East Division Street
Springfield, MO 65802
Attn:    John P. Stack, President

Quest Capital Alliance, L.L.C.
3140 East Division
Springfield, Missouri  65802
Attn:  Steven W. Fox, General Manager

Re: Loan Agreement dated as of January 12, 2005, by and between Decorize, Inc., a Delaware corporation (the "Company"), and Bank of America, N.A. (the "Bank"), providing for a line of credit in an aggregate principal amount not to exceed $4,000,000 (the "Loan Agreement")

Ladies and Gentlemen:

         The Bank has requested, as a condition to its making available certain loans as contemplated under the Loan Agreement, that SRC Holdings Corporation, a Missouri corporation ("SRC"), provide a limited guaranty in the amount of $750,000 for the benefit of the Company. Quest Capital Alliance, L.L.C., a Missouri limited liability company ("Quest"), has agreed to provide a supplemental guarantee to SRC for $250,000 of the amount guaranteed by SRC, pursuant to an agreement between Quest and SRC. The Company has requested that each of SRC and Quest provide the foregoing guarantees in connection with its entering into the Loan Agreement.

         Accordingly, this letter agreement shall confirm that the parties have agreed as follows:

                  1. SRC will execute and deliver that certain Commercial Guaranty, in the form attached hereto as Exhibit A, which provides for a limited guarantee by SRC in the amount of $750,000, with respect to the Company's performance under the Loan Agreement (the "Guaranty"). Quest shall enter into an agreement with SRC whereby it will commit to fund no less than $250,000 of the Guaranty if at any time the Bank exercises its rights to payment with respect to the Guaranty, and as a result SRC pays to the Bank certain amounts in satisfaction of its obligations under the Guaranty (such payment by SRC being referred to herein as a "Guaranty Payment"). The parties agree that the Guaranty is intended to be for a period of eighteen (18) months.


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SRC Holdings Corporation
Quest Capital Alliance, L.L.C.
January 12, 2005
Page 2

                  2. The Company will issue to SRC new five-year warrants in the form attached hereto as Exhibit B (the "New Warrants"), which are exercisable for an aggregate 1,500,000 shares of the Company's common stock, $.001 par value per share ("Common Stock"), at an initial exercise price of $0.40 per share.

                  3. The Company will issue to Quest New Warrants, which are exercisable for an aggregate 750,000 shares of Common Stock at an initial exercise price of $0.40 per share.

                  4. The New Warrants shall provide that if

                                    (a) SRC makes a Guaranty Payment, or

                                    (b) SRC is still required to provide the
                           Guaranty under the Loan Agreement as of June 30, 2006, and SRC continues to do so after such date in accordance with the Bank's requirements (a "Guaranty Extension"),

         then the applicable exercise prices under the New Warrants issued to SRC and Quest shall be reduced to the lesser of (i) $0.20 per share or
         (ii) an amount per share equal to 50% of the trailing twenty day market price for the Common Stock, as further described in the form of the New Warrants. The reduced exercise price as so calculated is referred to herein as the "Adjusted Price".

                  5. The existing warrants for Common Stock that are held by SRC and Quest, exercisable for an aggregate 1,500,000 shares of Common Stock and an aggregate 1,057,143 shares of Common Stock, respectively, shall be and hereby are amended such that (a) the "Exercise Price" applicable thereunder as of the date of this letter agreement shall be equal to $0.40, (b) the exercise period of such warrants shall be reduced such that 50% shall expire six (6) months from the date of issuance of the amended warrants and the remaining 50% shall expire one year from the date of issuance, and (c) the "Exercise Price" shall be further reduced to the Adjusted Price upon the occurrence of a Guaranty Payment or a Guaranty Extension. The Company shall prepare amended warrant certificates in replacement of the existing warrants within three (3) business days of the execution of this letter agreement, which shall be issued upon delivery of the existing warrants to the Company.

                  6. The Company shall obtain within thirty (30) days of the execution of this letter agreement, and shall at all times thereafter during the effectiveness of the Guaranty keep in full force and effect, at its sole cost and expense, three separate key-man life insurance policies on Steve Crowder, President and CEO of the Company, in the amounts of $2,000,000, $1,000,000 and $1,000,000, respectively. SRC shall be the named beneficiary of the policy in the face amount of $2,000,000, Quest shall be the named beneficiary of the policy in the face amount of $1,000,000, and the Company shall be the named beneficiary of the remaining $1,000,000 policy. Each of the foregoing insurance policies shall provide that (a) such insurance shall be primary and shall not contribute with any insurance carried by the beneficiary(ies), and (b) the insurance company issuing the same shall notify the named beneficiary no less than thirty (30) days prior to the expiration date of the policy if the policy is not renewed prior to such date. All insurance policies or duly executed certificates for the same required to be carried by the Company hereunder, together with satisfactory evidence of the payment of the premiums thereof, shall be delivered to SRC (a) no later than the thirtieth (30th) day following execution of this letter agreement, and (b) upon renewals of such policies, not less than fifteen (15) days prior to the expiration of the term of the same, but no less than annually.


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SRC Holdings Corporation
Quest Capital Alliance, L.L.C.
January 12, 2005
Page 3

                  7. The Company agrees that the terms of its outstanding shares of Series A Convertible Preferred Stock, $.001 par value per share (the "Preferred Stock"), shall be amended such that (a) the conversion price for the Preferred Stock shall be immediately reduced to $0.40 per share, and (b) upon the occurrence of a Guaranty Payment or a Guaranty Extension, the conversion price for the Preferred Stock shall be further reduced to the Adjusted Price. The Company shall make such filings as are appropriate to reflect the foregoing change as soon as reasonably practicable.

                  8. The Company shall issue an amended and restated promissory note, in the form of Exhibit C (the "New Note"), in substitution and replacement of that certain First Amended and Restated Secured Promissory Note in the original principal amount of $750,000, which was issued on September 30, 2004 (the "Original Note"). The New Note shall be subordinate to the indebtedness owed to the Bank and shall be convertible for shares of Common Stock at an initial conversion price equal to $0.40 per share. Upon the occurrence of a Guaranty Payment or a Guaranty Extension, the conversion price under the New Note shall be further reduced to the Adjusted Price.

                  9. The Company agrees that if SRC makes a Guaranty Payment, then in addition to the conversion and exercise price adjustments referred to above, the Company shall, within ten (10) days of such occurrence, issue and deliver 1,250,000 shares of Common Stock to SRC and 625,000 shares of Common Stock to Quest. No such issuance shall be made in connection with a Guaranty Extension.

                  10. The Company agrees that within thirty (30) days of it receiving notice of (a) an exercise of the New Warrants or any existing warrants held by SRC or Quest, (b) the conversion of the New Note, or
         (c) the issuance of shares as contemplated under paragraph 9 of this letter agreement, it shall file a registration statement to register the resale of all shares of Common Stock held by SRC and Quest, including those issued or issuable to them under the terms of this letter agreement.

                  11. This letter agreement constitutes the entire agreement between the undersigned and merges all prior and contemporaneous communications with respect to the subject matter hereof. This letter agreement may not be amended or otherwise modified except by an instrument in writing signed by the parties hereto. Except for the payment of a monthly fee described above, each party will bear its own expenses in connection with the transactions contemplated hereby, whether or not a transaction is consummated. This letter agreement will be governed by and construed in accordance with the laws of the State of Delaware, but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby. This letter agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been executed by each of the parties and delivered to the other parties.

SRC Holdings Corporation
Quest Capital Alliance, L.L.C.
January 12, 2005
Page 4


                  12. By executing this letter agreement, each party represents and warrants that it is duly authorized and empowered to execute, deliver and perform its respective obligations under this letter agreement, that the persons executing on such party's behalf are duly authorized to do so, and that this letter agreement represents such party's final and binding obligation. Furthermore, each party represents and warrants that none of the execution, delivery or performance of this letter agreement violates any material agreement, court order or legal regulation, statute or obligation applicable to such party.

                  13. The parties agree that the Company's obligations hereunder, including those with respect to the amendment or issuance of securities under paragraphs 2, 5, 7, 8 and 9 of this letter agreement, are subject to the Company first making all appropriate regulatory filings and obtaining such regulatory approvals as are required under applicable federal securities laws and the American Stock Exchange ("AMEX"), including the filing of an information statement under
         Section 14 of the Securities Exchange Act of 1934, as amended, and completing all requisite waiting periods thereunder. The Company shall use its best reasonable efforts to obtain such approvals and make such filings no later than thirty-five (35) days following the date of this letter agreement. Without limiting the foregoing, the Company agrees that it shall (i) make any filings with AMEX with respect to the notice of listing of additional shares no later than ten (10) days following the date of this letter agreement, and (ii) file such proxy or other materials as are appropriate in connection with obtaining stockholder approval no later than seven (7) days following the date of this letter agreement. If the Company does not obtain all requisite stockholder and other approvals, such that it is able to perform and it does perform all its obligations hereunder, then (i) all indebtedness owed by the Company to SRC under the New Note, the Original Note or any other instrument shall be immediately due and payable in full to SRC, without any further action by either party, (ii) all actions and obligations taken by SRC and Quest in reliance on this letter agreement shall be null and void, and the Company shall take all actions as are necessary to terminate any agreements or obligations of those parties as a result of such actions and to otherwise return all parties to the position at which they were prior to entering into the transactions contemplated by, or made in reliance upon, this letter agreement, (iii) the Company shall take all actions as are necessary to permanently release SRC and Quest from any undertakings, agreements or obligations under this letter agreement, including without limitation the Guaranty and any other security agreements or other instruments executed in connection with the Loan Agreement or for the benefit of the Bank, and (iv) at any time after the 50th day following the date of this letter agreement, SRC may demand the Company pay to SRC an amount equal to $500,000 in liquidated damages, with all parties agreeing that the foregoing amount due Aurum is not intended as a penalty, but in light of the difficulty of calculating actual damages represents a good faith estimate of the damages to be caused to SRC by the Company's failure to perform.


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SRC Holdings Corporation
Quest Capital Alliance, L.L.C.
January 12, 2005
Page 5


         If the foregoing proposal is satisfactory to you, will you please so indicate by signing this letter or a counterpart in the spaces provided below and returning it to us. If you have not signed and returned this letter on or before the end of the business day on January 14, 2005, this letter shall expire and be of no further force and effect.

                                   Sincerely,

                                   DECORIZE, INC.


                                   By: /s/ Steve Crowder
                                      ---------------------------------------
                                      Steve Crowder
                                      President and Chief Executive Officer

ACKNOWLEDGED AND AGREED:

SRC HOLDINGS CORPORATION


By: /s/ John P. Stack                  Date:
   ----------------------------------        ------------------------------
   John P. Stack, President

QUEST CAPITAL ALLIANCE, L.L.C.


By: /s/ Steven W. Fox                  Date:
   ----------------------------------        ------------------------------
   Steven W. Fox, General Manager